Writer’s Direct Number	Writer’s E-mail Address
212.756.2280	Marc.Weingarten@srz.com

               April 17, 2015

VIA EDGAR AND ELECTRONIC MAIL

Mr. Daniel F. Duchovny Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington D.C. 20549-3628

Re:

Imation Corp. (“Imation” or the “Company”)

Revised Proxy Statement on Schedule 14A filed by Clinton Relational Opportunity Master Fund, L.P., et. al.

Filed April 13, 2015

File No. 001-14310

Soliciting Materials filed pursuant to Rule 14a-12 on April 13, 2015

Filed by Clinton Relational Opportunity Master Fund, L.P., et. al.

File No. 001-14310

Dear Mr. Duchovny:

On behalf of Clinton Relational Opportunity Master Fund, L.P. and its affiliates (collectively, “Clinton”), Joseph A. De Perio, Robert B. Fernander, and Barry L. Kasoff (each, a “Filing Person” and collectively with Clinton, the “Filing Persons”), we are responding to your letter dated April 15, 2015 (the “SEC Comment Letter”) in connection with the Revised Proxy Statement on Schedule 14A filed on April 13, 2015 (the “First Revised Proxy Statement”) and the soliciting materials under Rule 14a-12 filed on Schedule 14A on April 13, 2015. We have reviewed the comments of the staff of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, Clinton is filing a further revised Proxy Statement on Schedule 14A (the “Second Revised Proxy Statement”). The Second Revised Proxy Statement reflects revisions made to the First Revised Proxy Statement in response to the comments of the Commission. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the First Revised Proxy Statement, while the page numbers in the responses refer to pages in the Second Revised Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the First Revised Proxy Statement.

For your convenience, we are emailing to your attention a copy of the Second Revised Proxy Statement, including a copy marked to show the changes from the First Revised Proxy Statement.

Preliminary Schedule 14A

Reasons for Our Solicitation, page 6

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us support for the last two sentences in footnote 1 (page 6).

In response to your comment, the Filing Persons have revised footnote 1 on page 6 of the Second Revised Proxy Statement to provide the requested support and have deleted the second to last sentence in prior footnote 1.

2.	We note your added disclosure in response to prior comment 2. Please tell us whether you have considered updating this portion of your discussion relating to the company’s enterprise value to reflect financial results for the period ended December 31, 2014. If not, please tell us why. For example, we note your disclosure on page 27.

In response to your comment, the Filing Persons respectfully note that they believe that calculating stock price movements, as well as total enterprise value, through or as of December 12, 2014, is appropriate and fair disclosure. As indicated, the December 12 date was not chosen arbitrarily or based on a low close-it is relatively recent and simply the day before the Filing Persons publicly announced their plans for the Company. The Filing Persons believe that the stock price following December 12, 2014 has been significantly affected by their public announcement, and that to update the calculations through a more recent date would give undue credit to the incumbent directors for an increase in the stock price that the Filing Persons do not believe resulted from their actions. Nevertheless, to provide additional disclosure in response to the Staff's comment, the Filing Persons have revised footnote 1 on page 6 of the Second Revised Proxy Statement to disclose the enterprise value as of April 10, 2015.

3.	We note your revised disclosure in response to prior comment 4. However, we reissue our prior comment in full. It appears your revised disclosure still links two events separated by a considerable amount of time, the hiring of Mr. Lucas as President and Chief Operating Officer in February 2009 and Imation’s announcement to transition its strategy in May 2007, without sufficient context or support. Moreover, this disclosure appears at odds with the first three sentences of the paragraph beginning “[o]n February 1, 2011, after 11 months into Mr. Lucas’ tenure as CEO…” Please clarify. Alternatively, please delete the correlation between a statement made by the company in 2007 with actions the company took in 2009.
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In response to your comment, the Filing Persons have revised the fifth paragraph on page 7 of the Revised Proxy Statement to delete the correlation between a statement made by the Company in 2007 with actions the Company took in 2009.

4.	We note the revised language in response to the third bullet point of prior comment 5. We continue to believe you have not provided support for your assertion regarding the “excessive” nature of the perquisites granted by the company.

In response to your comment, the Filing Persons have deleted any reference to perquisites on page 22 of the Second Revised Proxy Statement.

5.	We note your response and revised disclosure to prior comment 6. However, we note your apparent attribution of the revenue increase in the company’s TSS segment in 2013, approximately $71.7 million, solely to the Nexsan acquisition. Thus, please further revise to clarify, if true, that other factors may have contributed to this segment revenue increase and revise your disclosure of Nexsan financial results accordingly.

In response to your comment, the Filing Persons have revised their disclosure on page 9 of the Second Revised Proxy Statement to reflect the public disclosure by the Company.

Proposal No. 2. By-Law Repeal Proposal, page 30

6.	We note your response to prior comment 18. It continues to be unclear how security holders can make an informed voting decision given the subjective nature of your proposal and we note that the added disclosure appears to add to the uncertainty.

In response to your comment, the Filing Persons have revised the disclosure on page 32 of the Second Revised Proxy Statement to add additional clear examples of bylaw changes that could also be inconsistent with or disadvantageous to the election of the Nominees.

Soliciting Material

7.	Refer to the last bullet point on slide 6 regarding a $7 per share inherent value. SEC Release 34-16833 (May 23, 1980) indicates that valuation claims included in proxy materials be made “in good faith and on a reasonable basis and [be] accompanied by disclosure which facilitates shareholders’ understanding of the basis for and the limitations on the projected realizable values.” Please provide us with the basis for your estimate including any assumptions, qualifications or limitations. In addition, please confirm that the next solicitation subject to becoming a publicly-filed communication will include the basis for such estimates in accordance with the cited interpretive release, or advise.

In response to your comment, the Filing Persons are hereby providing supplemental support for their statement regarding a $7 per share inherent value. The Filing Persons reviewed the operating performance and valuation multiples of the peer group of companies listed in the Company’s proxy statement, filed with the Commission on April 10, 2015, and applied those metrics to the Company’s financial results. For example, the

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median valuation for total enterprise value / LTM revenue is 1.96x. Applying this multiple to the Company’s metrics, the implied stock price would be $35.68 per share. Further, the median multiple for stock price / tangible book value is 4.64x. Applying this multiple to the Company’s metrics, the implied stock price would be $22.15 per share. In calculating the estimate of $7.00 per share, the Filing Persons applied a discount for conservatism to the implied stock prices ($35.68 per share and $22.15 per share). In addition, the Filing Persons confirm that they will either not include statements regarding their belief as to the inherent value of the Company's stock, or will provide the basis for such statements, in each case in any future solicitations subject to becoming publicly-filed communications.

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Should you have any questions or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2280.

Very truly yours,

/s/ Marc Weingarten

Marc Weingarten

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